

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 9, 2009

Mr. Gifford A. Dieterle
Chief Executive Officer
Capital Gold Corporation
76 Beaver Street, 14th floor
New York, NY 10005

      Re: **Capital Gold Corporation**
               Form 10-K for Fiscal Year Ended July 31, 2008
               Filed October 29, 2008
               Schedule 14A Filed December 8, 2008
               Form 10-Q for Fiscal Quarter Ended October 31, 2008
               Filed December 10, 2008
               File No. 000-13078

Dear Mr. Dieterle:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2007

Cover page

1.   We note that you state that the aggregate market value of the voting and non-
        voting common equity on January 31, 2008 (the last day of the second quarter of
        your most recent fiscal year) held by non-affiliates was $93,983,205. Please note
        that this indicates that your company has become an accelerated filer; refer to
        Rule 12b-2 and Compliance and Disclosure Interpretations, Exchange Act Rules,
        Question 130.04.   As a result, your Form 10-K filing for the fiscal year ended
        July 31, 2008 appears not to have been timely filed. Also, please make all
        necessary revisions due to your change in status to an accelerated filer. We may
        have further comments after reviewing your response.

Debt Covenants, page 29

2.   We note your financial statements include the accounts of consolidated variable
        interest entity Caborca Industriale. Please expand your disclosure regarding your
        debt covenants to address whether the calculation of the financial covenants are
        required to include or exclude the accounts of your consolidated variable interest
        entity. In your response to this comment, please provide us a sample of your
        expanded disclosure.

Controls and Procedures, page 40

3.   Please refer to the definition of "disclosure controls and procedures" found in
        Rule 13a-15 under the Securities Exchange Act of 1934. Please revise to clarify
        that disclosure controls and procedures are designed not only to ensure that the
        information required to be disclosed is recorded, processed, summarized and
        reported within the time periods specified in the Commission's rule and forms,
        but also to ensure that the information required to be disclosed is accumulated and
        communicated to the CEO and CFO to allow timely decisions regarding required
        disclosure.

4.   We note your statement that "They have concluded that, as of that date, our
        disclosure controls and procedures were effective at ensuring that required
        information will be disclosed on a timely basis in our reports filed under the
        Exchange Act." Please delete the language from "at ensuring that …" to the end
        of the sentence.

5.   We note your statement on page 41 that "The annual report does not include an
        attestation report of our registered public accounting firm regarding internal

control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report." In view of your change in status to an accelerated filer, please delete this statement and make all other appropriate revisions.

Certain Relationships and Related Transactions, and Director Independence, page 58

6. You mention transactions but do not identify by name the officers, directors and stockholders who are counterparties, or affiliates of counterparties, in the transactions. Please identify each of these persons by name as well as function, instead of referring to them as "two of our officers/Directors and stockholders," "a director," etc. Also, please confirm to us that all agreements and documents relating to related party transactions are filed as exhibits to the extent required by Item 601(b)(10) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

7. We note the scope of your auditor's report includes the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended July 31, 2008. However, it does not appear that you have presented three years of changes in stockholders' equity. Also, it does not appear that the notes to your consolidated financial statements includes three years of statements of operations, changes in stockholders' equity and cash flow disclosures. Please obtain and file an audit report with a scope corresponding to the financial statements included in your filing. Alternatively, please amend your filing to include the basic financial statements and notes identified in your auditor's report.

Financial Statements, page F-2

8. It does not appear that you have reported a total amount for comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements. Refer to paragraphs 14 and 22 and Appendix B FAS 130. Please contact us at your earliest convenience to further discuss this matter.

Statement of Operations, Page F-3

9. Your presentation of equity based compensation as a separate component of costs and expanses in your statement of operations does not appear consistent with the

guidance in SAB Topic 14F. Please contact us at your earliest convenience to further discuss this matter.

Statement of Cash Flows, page F-6

10.   In your reconciliation of net income to cash provided by operating activities for fiscal year 2008, we note you present a loss on change in fair value of derivative, net, of $1,356 separate from a decrease in derivative liability of $(1,166). Please tell us what these amounts represent and why they are presented separately. Please also tell us how the amounts reported for loss on change in fair value of derivatives of $1,356 and $(1,166) for fiscal year 2008 and $766 for fiscal year 2007 relate to the amounts in your statement of operations of $1,356 and $1,226 for the fiscal years 2008 and 2007, respectively. In your response to this comment, please provide us with a reconciliation of your beginning and ending derivative liability balances illustrating how these amounts relate to the changes in the balance.

Notes to Consolidated Financial Statements, page F-8

11.   Please modify your disclosure to ensure that all amounts are in the same unit of measure. For instance, it appears that in some instances certain amounts are disclosed in dollars (e.g. paragraph three of note 15) while in other instances amounts are disclosed in thousands of dollars. Please modify your disclosure to use the same measure throughout your notes or clearly identify instances in which you depart from that standard.

12.   Please expand your disclosure to include the disclosure requirements of paragraphs 10 thru 15 of FAS 107, or tell us why you believe such disclosures are not necessary.

Note 2 – Summary of Significant Accounting Policies

Ore on Leach Pads and Inventories, page F-9

13.   We note that you determined the net realizable value of your inventory using the estimated future sales price based on current and long-term metals prices. Specifically address ARB 43, Chapter 4, Statement 6, paragraphs 9 and 10.

14.   Expand your accounting policy to disclose the length of time it takes for gold, silver and/or other metal to be recovered from the leach pad.

15.   We note your disclosure that the current portion of ore on the leach pads is determined based on the expected amounts to be processed within the next twelve months. Please clarify whether or not that production include amounts that relate to materials that were placed on the leach pad subsequent to the period end.

16.   Additionally, explain why you have not reported any long-term inventory given your disclosure that 50% to 70% of recoverable ounces are recovered in the first year of leaching, declining each year until the leaching process is complete.

Revenue Recognition, page F-12

17.   Please tailor your revenue recognition policy disclosure to clarify how and when revenue is usually recognized for your business. Your disclosure should address how the revenue recognition guidance you have disclosed is applied to your businesses particular operations, facts and circumstances.

Equity Based Compensation, page F-13

18.   We note in your statement of operations you disclose $181, $133, and $89 of equity based compensation expense for the fiscal years 2008, 2007 and 2006, respectively. We also note in your statement of cash flows you disclose $1,090, $492 and $362 of equity based compensation expense for the fiscal years 2008, 2007 and 2006, respectively. Furthermore, in your statement of stockholders' equity, you disclose a $627 charge for equity based compensation in fiscal year 2008, a $216 charge for options and warrants issued for services in fiscal year 2007, and a $276 charge for common stock issued for services provided in fiscal year 2007. Please explain and reconcile the difference between these amounts. Please also expand your disclosure to include the total compensation cost for share-based payment arrangements recognized in income as well as the total related recognized tax benefit for each year for which an income statement is presented. Refer to paragraph 64b of FAS 123R. In your response to this comment, please provide us with a sample of your expanded disclosure.

19.   We note that you have adopted FAS 123R as of February 1, 2006. Please expand your disclosure for the financial periods prior to the adoption to include the disclosure requirements of paragraph 45 of FAS 123.

20.   We note you disclose certain information regarding your outstanding share options and warrants granted to employees separate from those issued to non-employees. We also note on page F-28 you disclose information regarding the options issued and exercisable under your Equity Incentive Plan. Please tell us your basis for disaggregating this information instead of providing a single set of

comprehensive information for all options, warrants and similar equity
instruments.

Note 8 – Property and Equipment, page F-20

21.   We note your balance of property and equipment includes a separate component
        "asset retirement obligation." Paragraph 11 of FAS 143 requires that an entity
        recognize the asset retirement obligation liability by "increasing the carrying
        amount of the related long-lived asset by the same amount as the liability."
        Please tell us how your recognition of a separate "asset retirement obligation"
        asset complies with this guidance. If you determine that your disclosure should
        be modified, please provide us with a description of the modifications and their
        impact on our financial statement presentation and disclosure.

Note 14 – Other Comprehensive Income (Loss), page F-23

22.   Please expand your disclosure of other comprehensive income to include:

        ·   reclassification adjustments for each classification of other comprehensive
            income either on the face of the financial statement in which comprehensive
            income is reported or in the notes to the financial statements (paragraph 20 of
            FAS 130);

        ·   disclosure indicating whether the components of other comprehensive income
            are presented net of related tax effects or before related tax effects with one
            amount shown for the aggregate income tax expense or benefit related to the
            total of other comprehensive income items (paragraph 24 of FAS 130);

        ·   the amount of income tax expense or benefit allocated to each component of
            other comprehensive income, including reclassification adjustments
            (paragraph 25 of FAS 130); and,

        ·   accumulated balances as of each balance sheet date for each classification
            within accumulated other comprehensive income (paragraph 26 of FAS 130).

        In your response to this comment, please provide us with a sample of your
        proposed expanded disclosure.

Note 16 – Stockholders Equity, page F-24

23.   In your second paragraph of your disclosure we note the following: "The
        Company closed two private placements in January 2007 pursuant to which it

issued an aggregate of 12,561,667 units, each unit consisting of once share of its common stock and one warrant to purchase ¼ of a share of its common stock…" We also note you disclose "The Warrant issued to each purchaser in the January 2007 placements is exercisable for one share of common stock…" Please tell us whether the warrant is exercisable for one share of common stock or ¼ of a share of common stock. Please modify your disclosure to clarify any discrepancy between these statements. In your response to this comment, please provide us with a sample of your proposed modified disclosure.

24. In relation to the March 22, 2007 grant of shares to the Company's Chief Operating Officer, we note you disclose "the fair value of the services provided in March 2007 amounted to $225 or $0.45 per share. Please tell us whether the expense recognized related to these shares is based on the fair value of the equity instruments issued or the fair value of the services received. Refer to paragraph 15 of FAS 123R. Please also tell us the period(s) over which the COO's service was provide and the period(s) over which the compensation expense was recognized.

Warrants and Options, page F-25

25. For each option or warrant issuance that you identify, please disclose the grant date fair value of the award.

Note 20 – Sales Contracts, Commodity and Financial Instruments, page F-34

26. In your table illustrating impact of derivatives on your financial statement presentation (on page F-37), we note your gold derivatives are presented as "derivatives designated as hedging instruments" while your disclosure at the end of page F-34 states "these contracts were not designated as hedging derivatives." Please modify your disclosure to clarify any discrepancy between these statements. In your response to this comment, please provide us with a sample of your proposed modified disclosure.

Exhibits 31.1 and 31.2

27. In future filings, please revise these certifications so that they follow more exactly the language specified in Item 601(b)(31) of Regulation S-K. Specifically, we note that the certifications depart from the specified language as follows:

· In the first line of each certification, the individual's title and the name of the company are included, whereas only the individual's name should be included;

·   In the first line, the name of the company is defined as a defined term (the
    "Registrant");

·   In item 1 of each certification, the defined term the "Registrant" is used
    instead of the name of the company;

·   Elsewhere, the defined term "Registrant" is used instead of "registrant" (lower
    case); and

·   In item 4(d), the parenthetical is omitted "(the registrant's fourth fiscal quarter
    in the case of an annual report)."

Also, in future filings please ensure that the exhibits are numbered correctly at the
top of the page on which the exhibits appear. In your filing, Exhibit 31.2 is
numbered incorrectly at the top of the page as "Exhibit 32.2."

Definitive Proxy Statement on Schedule 14A filed December 8, 2008

General

28.   We note that you did not include an attestation report as part of your Form 10-K.
      See comment number 5 above. We direct you to Frequently Asked Question No.
      10 regarding Management's Report on Internal Control over Financial Reporting
      and Certification of Disclosure in Exchange Act Reports (September 24, 2007).
      http://www.sec.gov/info/accountants/controlfaq.htm. Please advise us of the
      consideration you have given to whether the failure to have included that report
      constituted a material omission.

Executive Compensation

Compensation Discussion and Analysis, page 15

29.   Please add disclosure concerning the role of the Chief Executive Officer in
      determining compensation of the named executive officers, and the process for
      determining the compensation of the Chief Executive Officer. For example, does
      the CEO meet with the compensation consultant to discuss his compensation
      package? Does the CEO attend Compensation Committee meetings? Does the
      CEO participate in Compensation Committee discussions concerning his
      compensation? Does the CEO participate in the portion of the Board meetings in
      which the Compensation Committee recommends his compensation package to

the Board? Does he recuse himself from the deliberations and vote of the Compensation Committee and the Board with regard to the approval of his compensation package? Please describe in greater detail the involvement of the CEO and the other named executive officers in the compensation process. Refer to Item 407(e)(3)(ii) of Regulation S-K.

Objectives and Philosophy of Executive Compensation, page 15, and Elements of Compensation, page 16

30.   You state that "Our compensation plan was developed by utilizing an independent compensation and benefits consultant who utilizes publicly available compensation data for national and regional companies in the mining industry. We believe that the practices of this group of companies will provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us for executives and other employees." You state that you target base salaries "near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies … ." Please revise your disclosure to identify the independent compensation and benefits consultant whose services you use, identify the companies in your comparator group of companies and provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Annual Bonus, page 16

31.   You describe a "performance-based" bonus program, and you state that the amount of an executive's bonus "will depend on the level of achievement of the financial and operational goals and for achieving individual performance objectives." You state that "These objectives will vary depending on the individual executive, but will relate generally to strategic factors such as establishment and maintenance of key strategic relationships, the development and operation of our mining projects, the identification and possible development of additional mining properties, and to financial factors such as raising capital and improving our results of operations." However, you omit the company and individual performance goals or targets for the named executive officers. Please revise to disclose all qualitative and quantitative performance targets or goals established for the 2008 fiscal year. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to

discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

2006 Equity Incentive Plan, page 16

32.   Please add disclosure in your Compensation Discussion and Analysis about the types and amounts of grants that the named executive officers received, as well as the material provisions of these grants, such as vesting periods, any performance-based vesting features, any provisions that allow for acceleration of vesting, etc. Please ensure that you explain why the grants were made, and explain the rationale for making the grants in the quantities and with the material provisions that were included. Refer to Items 402(b)(1) and 402(b)(2) of Regulation S-K.

33.   We note that on page 58 of your Form 10-K for the fiscal year ended July 31, 2008, filed October 29, 2008, you state that "On July 17, 2008 … our executive officers and directors were granted 515,000 shares under our Equity Incentive Plan. The restricted shares granted vested immediately." Please explain the reasons for this grant and the reasons why there was no vesting period for this grant.

Employment and Engagement Agreements, page 17

34.   We note your statement on page 18 that "Each of the agreements entitles the executive to change of control benefits … upon his termination of employment with us during a *potential* change in control, as defined in the agreements, or after a change in control, as defined in the agreements … [emphasis added]." Please briefly describe how the concepts of change in control and "potential" change in control are defined in the agreements.

35.   We note your statement on page 18 that, in the event of a change in control, "the exercise price of all options would decrease to $0.01 per share." Please explain to us how this is possible in view of your disclosure on page 10 that the exercise prices of stock options granted under the 2006 Equity Incentive Plan shall be "not less than Fair Market Value on the date of grant." We may have further comments after reviewing your response.

Compensation of Directors, page 20

36.   You discuss in this section of the Compensation Discussion and Analysis certain cash fees paid to directors. However, you do not discuss equity compensation grants to the directors, even though on page 13 you state that grants of shares and stock options were made to directors during the 2008 fiscal year. Please expand

your discussion of director compensation to address the equity compensation grants, including a description of, and analysis of the rationale for, the grants, the quantities of the grants and the material provisions of the grants.

Summary Compensation Table, page 21

37.   You have divided the Summary Compensation Table into two tables, one for the fiscal year 2008 and one for the fiscal year 2007. Please revise to consolidate into one table, to enhance comparability with the prevailing manner of presentation used by other companies.

38.   Please enhance your footnotes to the Summary Compensation Table to explain briefly to which stock awards and option awards the amounts in the "Stock Awards" and "Option Awards" columns relate.

Director Compensation Table, page 24

39.   Please enhance your footnotes to the Director Compensation table to explain briefly to which stock awards and option awards the amounts in the "Stock Awards" and "Option Awards" columns relate.

Certain Relationships and Related Transactions, page 24

40.   You mention transactions but do not identify by name the officers, directors and stockholders who are counterparties, or affiliates of counterparties, in the transactions. Please identify each of these persons by name as well as function, instead of referring to them as "two of our officers/Directors and stockholders," "a director," etc.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

General

41.   Please make all necessary revisions due to your change in status to an accelerated filer. For example, the box on the cover page indicating "Accelerated filer" should be checked, and the box indicating "Non-accelerated filer" should not be checked.

Controls and Procedures, page 41

42.   Please refer to our comments 2 and 3 above regarding language concerning
        disclosure controls and procedures and make corresponding revisions.

Exhibits 31.1 and 31.2

43.   Please refer to our comment 6 above regarding the language for Section 302
        certifications and make corresponding revisions.

Engineering Comments

Form 10-K for the Fiscal Year Ended July 31, 2008

El Chanate Properties – Sonora, Mexico, page 12

44.   Please disclose the information required under paragraph (b) of Industry Guide 7
        for all your material properties listed under this heading. For any properties
        identified, which are not material, please include a statement to that effect,
        clarifying your intentions. For each material property, include the following
        information:

        ·   A brief description of mining/processing methods, equipment, infrastructure,
            and other facilities at your mine and processing sites.

        ·   The details as to modernization and physical condition of your mine, plant,
            and equipment, including the subsurface improvements and other related
            equipment.

        You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific
        guidance pertaining to the foregoing, available on our website at the following
        address:
        www.sec.gov/about/forms/industryguides.pdf

45.   We note you disclose your production is approximately 5,000 ounces of gold
        equivalent per month. Please disclose your annual production as required by
        Regulation S-K, Instructions to Item 102, Part 3. Please provide a table showing
        your annual production by tonnage, grade, metallurgical recovery, concentrate
        produced, and Dore or salable gold for each of your mines. In the event you
        reactivated leach pads, please disclose the existing leach tonnage and grade, the

new leach additions, your historical annual leach production and your new
leaching production and capacity.

46.   We note your reference to the Independent Mining Consultants (IMC) report of
October 15, 2007 that was used to estimate your proven and probable reserves as
of that date. Please revise your proven and probable reserves to coincide with
your fiscal year end and subtract the tonnages mined due to your production
activities. Please describe significant events that transpired related to your
mining and processing activities, including the inventory adjustments made to
your existing heap leach facilities due to mine production and processing
activities.

47.   We note your reference to a gold equivalent. Please describe the byproducts you
produce, how this gold equivalent is calculated, and the factors you use, i.e. price
and recovery.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director